Exhibit 99.51

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

COASTAL.COM PARTNERS WITH ABENITY TO SERVE 1.5 MILLION MEMBERS

Vancouver, British Columbia — March 23, 2012 — Coastal Contacts Inc. (TSX: COA; NASDAQ OMX: COA) the planet’s biggest online eyewear company announced today that the Company has signed a partnership agreement with Abenity, a provider of private employee perks and discount programs, to offer its incredible savings on eyewear to more than 1.5 million members in the Abenity user group.

“Our agreement with Abenity is an extremely efficient method to offer Coastal.com savings on eyewear to a large base of users,” commented Roger Hardy, Coastal’s Founder and CEO. “One of our key initiatives in 2012 is to extend our customer base in the U.S. and this type of program is an ideal method to accomplish that goal.”

“We are excited to have Coastal.com join our network,” commented Brian Roland, Abenity’s President and CEO. “It’s becoming increasingly important for corporations to serve the wellness needs of their employees in unique and creative ways. Our new partnership with Coastal.com complements our ongoing initiative to provide a comprehensive employee wellness solution through healthy tips and recipes, wellness videos, and health related discount offers.”

About Abenity:

Headquartered in Franklin, Tennessee, Abenity has been helping organizations of all sizes increase their benefits with private member and employee discount programs since 2006 offering an elite collection of local and national discounts. Abenity’s Discount Programs are web-based, private labeled for each organization and highly customizable. Abenity’s managed service approach to private discount programs is redefining the accessibility of private discount networks by offering a word-class solution at an affordable price. Abenity currently serves over 100 client organizations including U.S. Bancorp, Oracle, Dominos Pizza, the U.S. Army and Virgin America and is accessible to over 1.5 million members. For more information on Abenity visit www.abenity.com.

About Coastal Contacts Inc.:

Coastal Contacts, Inc. is the planet’s biggest online eyewear company. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View Project. Founded in the year 2000, Coastal designs, produces and distributes the largest selection of eyeglasses and contact lenses on the Internet, including a unique combination of designer eyeglasses, contact lenses, sunglasses, and vision care accessories. Coastal serves customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastal.com

or

Budd Zuckerman

Genesis Select Corp

303.415.0200

bzuckerman@genesisselect.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated December 14, 2011 for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.